SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 4, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2011

Buenos Aires, Argentina, August 4, 2011 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2011 (“2Q11”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totaled Ps.257.8 million in 2Q11. This result was similar to the Ps.257.7 million in the previous quarter (“1Q11”) and 16% higher than the Ps.222.1 million posted for the second quarter of 2010 (“2Q10”). In 2Q11, the three-month annualized return on average equity (“ROAE”) and return on average assets (“ROAA”) were 24.7% and 3.1%, respectively.

•
In 2Q11, the Bank’s net financial income was Ps.675.1 million increasing by 6% compared to 1Q11. In the first six months of 2011, Banco Macro’s net financial income (excluding income from government and private securities) was 64% higher than in the first six months of 2010, showing an improvement of the financial income quality.

•
In 2Q11, Banco Macro’s financing to the private sector grew 12% or Ps.2.2 billion quarter over quarter (“QoQ”) totalling Ps.19.9 billion, excluding liquidity administration credit lines. Both consumer and commercial loans continued showing growth. Personal loans and credit cards loans rose 13% and 24% QoQ, respectively, while overdraft and documents grew 38% and 13% QoQ, respectively.

•
In 2Q11, Banco Macro’s total deposits grew 5% QoQ, totalling Ps.26.5 billion and representing 82% of the Bank’s total liabilities. Private sector deposits grew 4% in 2Q11, led by transactional deposits which increased 11%.

•	In 2Q11, the Bank’s non-performing to total financing ratio improved QoQ to 1.5% and the coverage ratio reached 158.2%.

•
Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.0 billion (20.0% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 42.4% of its total deposits in 2Q11.

RESULTS

Earnings per outstanding share were Ps.0.43 in 2Q11, similar to 1Q11´s level and 17% higher than in 2Q10.

EARNINGS PER SHARE	MACRO Consolidated
	II10	III10	IV10	I11	II11

Net income (M $)	222.1	267.9	274.4	257.7	257.8
Average shares outstanding (M)	594.5	594.5	594.5	594.5	594.5
Book value per issued share ($)	6.07	6.52	6.99	7.42	6.98
Earnings per outstanding share ($)	0.37	0.45	0.46	0.43	0.43

Since September 20, 2010, Banco Macro has consolidated its financial statements with the financial statements of Banco Privado de Inversiones S.A.

Banco Macro’s 2Q11 net income of Ps.257.8 million showed a level similar to the previous quarter and rose 16% or Ps.35.7 million year over year (“YoY”).

The Bank’s three-month annualized ROAE and ROAA were 24.7% and 3.1%, respectively.

In the first six months of 2011, Banco Macro’s net financial income (excluding income from government and private securities) grew 64% QoQ, showing an improvement of the financial income quality.

The leverage of Banco Macro’s balance sheet (8.8 assets to equity ratio) remained lower than the system and our competitors’ average, according to figures published by the Central Bank.

INCOME STATEMENT	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Net financial income	496.7	599.7	647.8	636.1	675.1
Provision for loan losses	-23.2	-25.2	-128.8	-44.6	-62.0
Net fee income	241.7	265.0	312.2	336.8	362.5
	715.2	839.5	831.2	928.3	975.6
Administrative expenses	-454.2	-471.8	-577.1	-533.0	-610.0
Operating result	261.0	367.7	254.1	395.3	365.6
Minority interest in subsidiaries	-1.8	-2.0	-1.6	-2.5	-2.4
Net other income	35.2	22.3	5.5	13.4	43.5
Net income before income tax	294.4	388.0	258.0	406.2	406.7
Income tax	-72.3	-120.1	16.4	-148.5	-148.9
NET INCOME	222.1	267.9	274.4	257.7	257.8

2Q11 Results	Page 2 of 17

The Bank’s financial income totaled Ps.1.1 billion increasing by 5% (Ps.48.9 million) compared to the previous quarter and 29% (Ps.235.0 million) compared to 2Q10. The increase in interest on loans offset the decrease in income from government and private securities.

Interest on loans represented 80% of total financial income compared to 74% in 1Q11 and 70% in 2Q10. In addition, interest on loans was 13% or Ps.99 million higher than 1Q11’s level and 48% or Ps.273.1 million above 2Q10´s level, in line with the Bank’s average loan growth.  Nevertheless, average loan rates slightly narrowed to 17.7% in 2Q11 from 1Q11’s level of 18.0% and 2Q10’s level of 18.1%.

In 2Q11, income from government and private securities declined by 25% or Ps.44.5 million QoQ and 23% or Ps.39.1 million YoY, mainly due to lower income from government securities (Lebacs/Nobacs) as a result of the decrease in the portfolio.

On the other hand, income from guaranteed loans declined Ps.4.9 million QoQ, due to valuation adjustments made in the previous quarter, resulting from the present value appraisal of the portfolio determined by reference to figures published by the BCRA (Communication "A" 4898 and supplementary). YoY, this item decreased Ps.0.5 million.

Income from differences in quoted prices of foreign currency decreased Ps.1.9 million or 3% QoQ, due to a lower FX position revaluation.

Other financial income increased by 29% or Ps.3.4 million compared to 1Q11 due to an increase in income from premiums on reverse repurchase agreements.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Interest on cash and due from banks	0.0	0.2	0.1	0.0	0.1
Interest on loans to the financial sector	3.0	4.2	4.5	3.1	3.6
Interest on overdrafts	63.4	69.0	86.8	79.7	97.0
Interest on documents	35.7	35.7	40.2	44.1	48.2
Interest on mortgages loans	27.6	28.3	30.9	33.4	35.4
Interest on pledges loans	12.8	12.7	14.3	15.8	18.5
Interest on credit cards loans	49.7	48.3	64.6	71.5	79.7
Interest on financial lesases	10.4	10.6	11.0	11.5	12.9
Interest on other loans	364.7	387.6	441.3	482.3	545.1
Interest on other receivables from financial interm.	0.5	0.1	0.3	0.1	0.2
Income from government & private securities, net (1)	171.8	233.4	213.9	177.2	132.7
Net income from options	0.0	0.0	0.0	0.5	0.1
Income from Guaranteed Loans	0.5	21.7	39.8	4.9	0.0
CER adjustment	1.8	35.7	7.7	2.9	0.9
CVS adjustment	0.1	0.3	0.1	0.1	0.1
Difference in quoted prices of foreign currency	48.2	32.6	35.5	62.4	60.5
Other	24.9	14.7	14.7	11.7	15.1

Total financial income	815.1	935.1	1,005.7	1,001.2	1,050.1

(1) Income from government & private securities, net
LEBAC / NOBAC	145.0	160.0	136.5	147.2	102.5
Other	26.8	73.4	77.4	30.0	30.2
TOTAL	171.8	233.4	213.9	177.2	132.7

2Q11 Results	Page 3 of 17

The Bank’s financial expense totaled Ps.375 million, increasing by 3% (Ps.9.9 million) compared to the previous quarter and 18% (Ps.56.6 million) compared to 2Q10.

In 2Q11, interest on deposits (and checking and saving accounts) represented 70% of the Bank’s total financial expense. Interest on deposits (and checking and saving accounts) showed a similar level to the previous quarter. YoY, interest on deposits (and checking and saving accounts) grew 12% or Ps.28.4 million, due to a higher average volume of deposits (and checking and saving accounts). Average time deposit rates remained stable (8.5% average in 2Q11 compared to 8.4% average in 1Q11 and 8.6% average in 2Q10).

Other financial expense grew 15% or Ps.8.6 million QoQ and 60% or Ps.25 million YoY due to higher turnover tax.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Interest on checking accounts	1.0	0.1	0.0	0.0	0.1
Interest on saving accounts	4.9	5.1	5.0	5.3	5.6
Interest on time deposits	229.8	240.1	254.6	258.0	258.4
Interest on financing from financial institutions	1.1	1.2	1.0	1.4	1.1
Interest on other liabilities from financial	15.2	15.5	16.0	15.7	15.8
Interest on subordinated bonds	14.2	14.4	14.7	14.7	14.8
Other Interest	0.5	0.4	0.6	0.4	0.5
CER adjustment	1.4	1.0	1.1	1.0	1.1
Contribution to Deposit Guarantee Fund	8.4	9.0	9.9	10.3	10.7
Other	41.9	48.6	55.0	58.3	66.9

Total Financial Expense	318.4	335.4	357.9	365.1	375.0

In 2Q11, the Bank’s net interest margin was 10.8%, higher than the 10.2% posted in 1Q11 and the 9.5% posted in 2Q10. Excluding income from securities and guaranteed loans, the Bank’s net interest margin would have been 10.5% in 2Q11 higher than the 9.4% in 1Q11 and 8.5% in 2Q10, evidencing the Bank's ability to increase its margin based on loan growth.

In 2Q11, Banco Macro’s net fee income of Ps.362.5 million was 8% or Ps.25.7 million higher than in 1Q11 and 50% or Ps.120.8 million higher than in 2Q10.

The increase was mainly driven by fees on deposit accounts and debit and credit cards fees, which increased 9% and 16%, respectively, QoQ in line with a higher volume of activity.

2Q11 Results	Page 4 of 17

NET FEE INCOME	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Fee charges on deposit accounts	193.7	210.7	232.3	256.3	280.5
Debit and credit card income	50.9	57.8	66.1	73.9	85.6
Other fees related to foreign trade	9.5	6.2	7.5	8.2	7.8
Credit-related fees	18.0	22.4	36.2	27.7	30.1
Lease of safe-deposit boxes	6.2	7.7	12.2	12.2	12.3
Other	31.5	34.2	38.5	41.8	50.6
Total fee income	309.8	339.0	392.8	420.1	466.9

Total fee expense	68.1	74.0	80.6	83.3	104.4

Net fee income	241.7	265.0	312.2	336.8	362.5

In 2Q11 Banco Macro’s administrative expenses of Ps.610.0 million were 14% or Ps.77 million higher than 1Q11’s level, mainly due to an increase in personnel expenses and higher taxes.

Personnel expenses increased 16% or Ps.54.2 million compared to 1Q11, primarily due to the 29% salary increase agreed with the labor unions during 2Q11 (effective as of May 1, 2011) and the retroactive 20% salary increase agreed with the labor unions for previous months. The Bank during the previous months (January to April 2011) paid advances (Ps.1,000 per employee per month) on account of this increase.

In 2Q11, there was an increase in taxes of Ps.7.2 million (24%) QoQ, mainly due to the “credit and debit tax” on the payment of cash dividends.

Administrative expenses increased 34% or Ps.155.8 million YoY based on increasing personnel expenses (higher salaries and number of employees) and other operating expenses as a result of the increase in branches.

The efficiency ratio reached 58.8% in 2Q11.

2Q11 Results	Page 5 of 17

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Personnel expenses	283.0	304.0	367.2	348.9	403.1
Directors & statutory auditors´fees	17.0	9.4	28.8	8.8	13.3
Other professional fees	20.6	20.9	22.5	20.9	22.4
Advertising & publicity	13.3	16.3	25.3	15.4	19.3
Taxes	30.3	25.2	26.7	29.7	36.9
Depreciation of equipment	14.3	14.6	15.4	17.5	18.1
Amortization of organization costs	10.2	11.2	12.3	13.2	14.3
Other operating expenses	60.3	63.2	69.1	72.9	76.2
Other	5.2	7.0	9.8	5.7	6.4
Total Administrative Expenses	454.2	471.8	577.1	533.0	610.0

Total Employees	7,864	8,060	8,154	8,212	8,305
Branches	403	400	404	407	409

Efficiency ratio	61.5%	54.6%	60.1%	54.8%	58.8%

Efficiency ratio accumulated	53.8%	54.1%	55.8%	54.8%	56.9%

In 2Q11, the Bank’s net other income totaled Ps.43.5 million, increasing Ps.30.1 million QoQ, mainly due to higher results in other income (recovered loans and recovered taxes).

NET OTHER INCOME	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Other Income
Penalty interest	8.8	5.7	5.9	6.3	6.9
Recovered loans and allowances reversed	10.6	19.8	16.5	14.2	22.3
Other	32.0	24.6	8.0	17.7	34.3
Total Other Income	51.4	50.1	30.4	38.2	63.5

Other Expense
Charges for other receivables uncollectibility and other allowances	4.3	8.2	12.5	11.3	5.9
Amortization of differences related to court orders	4.3	4.5	4.5	4.6	4.7
Goodwill amortization	2.1	2.6	3.5	3.5	3.5
Other Expense	5.5	12.5	4.4	5.4	5.9
Total Other Expense	16.2	27.8	24.9	24.8	20.0

Net Other Income	35.2	22.3	5.5	13.4	43.5

In 2Q11, Banco Macro’s effective income tax rate was 36.6% similar to 1Q11´s level and higher than 2Q10’s level of 24.6%.

2Q11 Results	Page 6 of 17

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding short term advances to companies with AAA local rating, totaled Ps.19.9 billion, increasing 12% or Ps.2.2 billion QoQ and 52% or Ps.6.8 billion YoY.

Among consumer loans, personal loans grew 13% QoQ and credit cards loans increased 24% QoQ.

Among commercial loans, overdrafts grew 38% QoQ and discounted documents rose 13% QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II10	III10	IV10	I11	II11	II11/I11	II11/II10

Overdrafts (total)	1,671.8	1,684.3	2,033.0	1,990.3	2,740.6	38%	64%
Overdrafts	1,352.3	1,535.0	1,820.9	1,952.8	2,175.6	11%	61%
AAA (liquidity administration)	319.5	149.3	212.1	37.5	565.0	1407%	77%
Discounted documents	1,326.3	1,451.8	1,805.2	2,015.1	2,269.4	13%	71%
Mortgages loans	791.2	827.2	902.7	926.0	1,017.5	10%	29%
Pledges loans	295.1	298.1	347.3	366.6	500.1	36%	69%
Personal loans	4,668.1	5,150.5	5,802.4	6,525.8	7,401.1	13%	59%
Credit Cards loans	1,021.9	1,326.5	1,553.2	1,659.0	2,055.4	24%	101%
Others	2,739.8	2,865.2	3,302.2	3,402.9	3,598.7	6%	31%
Total credit to the private sector	12,514.2	13,603.6	15,746.0	16,885.8	19,582.8	16%	56%
Financial trusts	680.0	726.3	612.1	592.4	570.5	-4%	-16%
Leasing	231.0	229.8	247.4	252.8	275.5	9%	19%
Total credit w/ f. trusts and leasing	13,425.2	14,559.7	16,605.5	17,731.0	20,428.8	15%	52%

Total credit w/o liquidity administration	13,105.7	14,410.4	16,393.4	17,693.5	19,863.8	12%	52%

PUBLIC SECTOR ASSETS

In 2Q11, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.3%, slightly higher than the 2.1% posted in 1Q11 and in 2Q10. The Bank’s exposure to the public sector remained below the system’s average (11%).

2Q11 Results	Page 7 of 17

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

LEBAC / NOBAC B.C.R.A.	4,855.9	5,127.1	3,849.3	4,651.7	2,562.9
Other	389.5	647.2	480.3	409.1	498.1
Government securities	5,245.4	5,774.3	4,329.6	5,060.8	3,061.0
Guaranteed loans	183.8	236.4	280.6	282.8	278.6
Provincial loans	48.0	41.8	55.8	71.7	54.0
Government securities loans	0.0	0.0	0.0	2.5	1.0
Loans	231.8	278.2	336.4	357.0	333.6
Purchase of government bonds	16.6	16.8	16.5	16.6	16.8
Other receivables	16.6	16.8	16.5	16.6	16.8

TOTAL PUBLIC SECTOR ASSETS	5,493.8	6,069.3	4,682.5	5,434.4	3,411.4

TOTAL PUBLIC SECTOR LIABILITIES	100.8	98.2	92.1	83.7	81.8

Net exposure	5,393.0	5,971.1	4,590.4	5,350.7	3,329.6

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	637.9	942.2	833.2	782.7	848.5

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.1%	2.9%	2.5%	2.1%	2.3%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	1.8%	2.6%	2.2%	1.9%	2.1%

FUNDING

Deposits

Banco Macro’s deposit base totaled Ps.26.5 billion in 2Q11. Deposits remained the Bank’s most important source of funds, growing 5% or Ps.1.3 billion QoQ and 24% or Ps.5.2 billion YoY and representing 82% of the Bank’s total liabilities.

QoQ, public sector deposits and private sector deposits increased 10% or Ps.582.0 million and 4% or Ps.697.9 million, respectively.

The increase in private sector deposits was led by transactional deposits which increased 11% QoQ and 46% YoY. On the other hand, time deposits decreased 4% QoQ, since the Bank decided not to follow the increase in institutional deposits’ interest rate.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II 10	III 10	IV 10	I 11	II 11	II11/I11	II11/II10

Public sector	5,134.5	5,724.3	5,216.1	5,866.9	6,448.9	10%	26%

Financial sector	14.2	10.9	15.8	17.8	15.3	-14%	8%

Private sector	16,146.7	16,905.7	18,175.5	19,298.8	19,996.7	4%	24%
Checking accounts	3,716.7	3,730.4	4,178.7	4,570.2	4,949.6	8%	33%
Savings accounts	3,523.2	3,771.6	4,526.7	4,927.8	5,589.8	13%	59%
Time deposits	8,090.9	8,592.7	8,714.1	8,974.4	8,621.0	-4%	7%
Other	815.9	811.0	756.0	826.4	836.3	1%	2%
TOTAL	21,295.4	22,640.9	23,407.4	25,183.5	26,460.9	5%	24%

2Q11 Results	Page 8 of 17

Other sources of funds

In 2Q11, the total amount of other sources of funds decreased 4% or Ps.220.2 million compared to 1Q11, as a result of the decrease in shareholders equity, due to the cash dividend payment of Ps.505.3 million made in May 2011.

OTHER FUNDING	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Central Bank of Argentina	1.7	1.6	1.9	2.0	1.8
Banks and international institutions	32.0	53.6	45.7	69.7	103.9
Financing received from Argentine financial institutions	103.2	94.1	76.9	81.4	81.8
Subordinated corporate bonds	591.5	610.5	598.5	624.8	618.7
Non-subordinated corporate bonds	631.5	631.0	636.4	641.0	651.2
Shareholders´ equity	3,610.5	3,878.4	4,152.8	4,410.5	4,151.8
Total Funding	4,970.4	5,269.2	5,512.2	5,829.4	5,609.2

In June 2011, Banco Macro’s average cost of funds was 5.0%, one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 50% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 2Q11, the Bank’s liquid assets amounted to Ps.11.2 billion, showing a decrease of 9% QoQ and of 10% YoY.

The higher growth of loans with respect to deposits over the last year was financed with excess liquidity.

Banco Macro‘s Lebacs/Nobacs portfolio decreased 46% QoQ and was partially offset by an increase in cash and loans to AAA companies.

Banco Macro’s liquid assets remained at an adequate level, reaching a level of 42.4% of its total deposits in 2Q11.

2Q11 Results	Page 9 of 17

LIQUID ASSETS	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Cash	4,507.6	4,797.3	5,202.0	5,164.7	5,796.8
Guarantees for compensating chambers	270.7	286.4	287.1	293.7	350.5
Loans to AAA companies	319.5	149.3	212.1	37.5	565.0
Call	51.0	48.0	110.1	23.0	79.4
Reverse repos	1,838.4	1,827.0	2,323.5	1,737.1	1,670.3
LEBAC / NOBAC	5,538.7	5,293.5	4,005.8	5,124.2	2,762.3
TOTAL	12,525.9	12,401.5	12,140.6	12,380.2	11,224.3

Liquid assets to total deposits	58.8%	54.8%	51.9%	49.2%	42.4%

SOLVENCY

In 2Q11, Banco Macro’s integrated capital was Ps.4.1 billion, well above the required capital of Ps.2.2 billion.

The capitalization ratio was 20.0% in 2Q11, above the minimum required by the regulations.  The decrease in the capitalization ratio compared to the previous quarter was due to the cash dividend payment of Ps.505.3 million made in May 2011 and the higher credit risk requirements as a result of the loan portfolio growth.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Credit risk requirement	1,197	1,225	1,423	1,546	1,683
Market risk requirement	51	59	56	71	44
Interest rate requirement	231	238	283	371	436
Integrated capital	3,999	4,042	4,324	4,598	4,146
Excess capital	2,520	2,520	2,562	2,610	1,983

Capitalization ratio	27.1%	26.9%	24.7%	24.2%	20.0%

ASSET QUALITY

In 2Q11, Banco Macro’s non-performing to total financing ratio improved, reaching a level of 1.51%.

The coverage ratio reached 158.17% in 2Q11.

2Q11 Results	Page 10 of 17

The Bank’s is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Commercial portfolio	6,719.1	6,795.1	7,887.9	8,390.6	10,099.9
Irregular	103.8	86.5	89.3	46.9	59.1
Consumer portfolio	7,366.5	8,219.0	9,331.6	10,206.1	11,559.3
Irregular	246.7	273.8	270.1	270.2	269.0
Total portfolio	14,085.6	15,014.1	17,219.5	18,596.7	21,659.2
Irregular	350.5	360.3	359.4	317.1	328.1
Irregular / Total portfolio	2.49%	2.40%	2.09%	1.71%	1.51%
Total allowances	434.2	437.9	529.2	500.1	518.9
Coverage ratio w/allowances	123.87%	121.56%	147.22%	157.70%	158.17%

2Q11 Results	Page 11 of 17

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	II 10	III 10	IV 10	I 11	II 11

CER adjustable ASSETS
Government Securities	0.2	0.1	0.0	0.0	0.0

Guaranteed loans	226.9	236.9	279.3	284.8	291.6
Private sector loans	25.0	21.8	18.6	15.6	13.8
Other loans	5.3	3.1	3.2	3.2	0.8
Loans	257.2	261.8	301.1	303.6	306.2

Leasing	1.0	0.0	0.0	0.0	0.0
Other receivables	2.5	2.4	2.2	2.0	1.9
Total CER adjustable assets	261.0	264.3	303.3	305.6	308.1

CER adjustable LIABILITIES
Deposits	0.6	0.6	0.6	0.1	0.1
Other liabilities from financial intermediation	45.6	45.5	45.4	45.3	45.2
Subordinated corporate bonds	0.5	0.0	0.0	0.0	0.0
Total CER adjustable liabilities	46.7	46.1	46.0	45.4	45.3

NET ASSET CER EXPOSURE	214.3	218.2	257.3	260.2	262.8

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Cash	2,481.2	2,500.9	2,199.9	2,683.5	2,700.7
Government and private securities	360.5	362.3	2,581.7	397.1	2,014.1
Loans	2,061.6	2,122.9	2,382.8	2,562.6	2,692.1
Other receivables from financial intermediation	2,370.1	2,494.6	2,846.6	2,968.8	2,646.2
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	37.2	39.8	43.9	57.7	38.8
Receivables from financial leases	65.7	64.4	60.0	56.6	51.9
Items pending allocation	0.3	0.3	0.4	0.7	0.3
TOTAL ASSETS	7,377.2	7,585.8	10,115.9	8,727.6	10,144.7
Deposits	3,908.8	3,947.1	3,890.4	4,758.4	4,902.4
Other liabilities from financial intermediation	762.2	813.0	3,329.2	1,441.5	2,759.8
Other liabilities	4.4	4.6	5.5	6.6	5.5
Subordinated corporate bonds	590.9	610.5	598.5	624.8	618.7
Items pending allocation	0.0	0.2	0.0	0.0	0.0
TOTAL LIABILITIES	5,266.3	5,375.4	7,823.6	6,831.3	8,286.4

NET FX POSITION	2,110.9	2,210.4	2,292.3	1,896.3	1,858.3

2Q11 Results	Page 12 of 17

RELEVANT AND RECENT EVENTS

•	In May 2011, Banco Macro paid a cash dividend of Ps.505.3 million (Ps.0.85 per share or USD2.08 per ADR), according to the General Ordinary and Extraordinary Shareholders' Meeting held in April 2011.

•	In June 2011, the Bank paid semiannual interest on Class 1 Notes for USD7.3 million and on Class 3 Notes for Ps.10.6 million.

•	In August 2011, the Bank paid semiannual interest on Class 2 Notes for USD4.5 million.

2Q11 Results	Page 13 of 17

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on August 5, 2011 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci (Finance and Investor Relations Manager).  Dial in information:

(877) 545-1415 (Within the U.S.)

(719) 457-2693 (Outside the U.S.)

Conference ID: 4385552

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

2Q11 Results	Page 14 of 17

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

ASSETS	30,372.8	32,165.8	33,524.4	36,495.2	36,555.1
Cash	4,507.6	4,797.3	5,202.0	5,164.7	5,796.8
Government and Private Securities	8,038.2	8,079.1	7,030.1	7,612.2	5,202.3
-LEBAC/NOBAC	5,538.7	5,293.5	4,005.8	5,124.2	2,762.3
-Other	2,499.5	2,785.6	3,024.3	2,488.0	2,440.0
Loans	12,611.3	13,750.0	15,910.1	17,061.9	19,823.5
to the non-financial government sector	231.8	278.3	336.4	354.5	332.6
to the financial sector	120.4	114.5	155.7	97.9	180.2
to the non-financial private sector and foreign residents	12,679.2	13,780.9	15,932.9	17,095.8	19,815.4
-Overdrafts	1,671.8	1,684.3	2,033.0	1,990.3	2,740.6
-Documents	1,326.3	1,451.8	1,805.2	2,015.1	2,269.4
-Mortgage loans	791.2	827.2	902.7	926.0	1,017.5
-Pledge loans	295.1	298.1	347.3	366.6	500.1
-Personal loans	4,668.1	5,150.5	5,802.4	6,525.8	7,401.1
-Credit cards	1,021.9	1,326.5	1,553.2	1,659.0	2,055.4
-Other	2,739.8	2,865.2	3,302.2	3,402.9	3,598.6
-Accrued interest, adjustments and price differences receivables	165.0	177.3	186.9	210.1	232.7
Allowances	-420.1	-423.7	-514.9	-486.3	-504.7
Other receivables from financial intermediation	3,845.9	3,920.3	3,599.3	4,700.6	4,037.5
Receivables from financial leases	231.0	229.8	247.4	252.8	275.5
Investments in other companies	9.8	9.8	9.7	9.8	9.9
Other receivables	359.9	530.6	631.1	650.1	355.7
Other assets	769.1	849.0	894.7	1,043.1	1,053.9
LIABILITIES	26,762.3	28,287.4	29,371.6	32,084.7	32,403.3
Deposits	21,295.4	22,640.9	23,407.4	25,183.5	26,460.9
From the non-financial government sector	5,134.5	5,724.3	5,216.1	5,866.9	6,448.9
From the financial sector	14.2	10.9	15.8	17.8	15.3
From the non-financial private sector and foreign residents	16,146.7	16,905.7	18,175.5	19,298.8	19,996.7
-Checking accounts	3,716.7	3,730.4	4,178.7	4,570.2	4,949.6
-Savings accounts	3,523.2	3,771.6	4,526.7	4,927.8	5,589.8
-Time deposits	8,090.9	8,592.7	8,714.1	8,974.4	8,621.0
-Other	515.9	811.0	756.0	826.4	836.3
Other liabilities from financial intermediation	4,292.0	4,320.7	4,591.3	5,371.2	4,647.8
Subordinated corporate bonds	591.5	610.5	598.5	624.8	618.7
Other liabilities	583.4	715.3	774.4	905.2	675.9

SHAREHOLDERS' EQUITY	3,610.5	3,878.4	4,152.8	4,410.5	4,151.8

LIABILITIES + SHAREHOLDERS' EQUITY	30,372.8	32,165.8	33,524.4	36,495.2	36,555.1

2Q11 Results	Page 15 of 17

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II10	III10	IV10	I11	II11

Financial income	815.1	935.1	1,005.7	1,001.2	1,050.1
Interest on cash and due from banks	0.0	0.2	0.1	0.0	0.1
Interest on loans to the financial sector	3.0	4.2	4.5	3.1	3.6
Interest on overdrafts	63.4	69.0	86.8	79.7	97.0
Interest on documents	35.7	35.7	40.2	44.1	48.2
Interest on mortgage loans	27.6	28.3	30.9	33.4	35.4
Interest on pledge loans	12.8	12.7	14.3	15.8	18.5
Interest on credit cards loans	49.7	48.3	64.6	71.5	79.7
Interest on financial lesases	10.4	10.6	11.0	11.5	12.9
Interest on other loans	364.7	387.6	441.3	482.3	545.1
Income from government & private securities, net	171.8	233.4	213.9	177.2	132.7
Net income from options	0.0	0.0	0.0	0.5	0.1
Income from guaranteed loans	0.5	21.7	39.8	4.9	0.0
Interest on other receivables from fin. intermediation	0.5	0.1	0.3	0.1	0.2
CER adjustment	1.8	35.7	7.7	2.9	0.9
CVS adjustment	0.1	0.3	0.1	0.1	0.1
Difference in quoted prices of foreign exchange	48.2	32.7	35.5	62.4	60.5
Other	24.9	14.7	14.7	11.8	15.1
Financial expense	-318.4	-335.4	-357.9	-365.1	-375.0
Interest on checking accounts	-1.0	-0.1	0.0	0.0	-0.1
Interest on saving accounts	-4.9	-5.1	-5.0	-5.3	-5.6
Interest on time deposits	-229.8	-240.1	-254.6	-258.0	-258.4
Interest on financing from the financial sector	-1.1	-1.2	-1.0	-1.4	-1.1
Interest on subordinated bonds	-14.2	-14.4	-14.7	-14.7	-14.8
Other Interest	-0.5	-0.4	-0.6	-0.4	-0.5
Interest on other liabilities from fin. intermediation	-15.2	-15.5	-16.0	-15.7	-15.8
CER adjustment	-1.4	-1.0	-1.1	-1.0	-1.1
Contribution to Deposit Guarantee Fund	-8.4	-9.0	-9.9	-10.3	-10.7
Other	-41.9	-48.6	-55.0	-58.3	-66.9
Net financial income	496.7	599.7	647.8	636.1	675.1
Provision for loan losses	-23.2	-25.2	-128.8	-44.6	-62.0

Fee income	309.8	339.0	392.8	420.1	466.9
Fee expense	-68.1	-74.0	-80.6	-83.3	-104.4
Net fee income	241.7	265.0	312.2	336.8	362.5

Administrative expenses	-454.2	-471.8	-577.1	-533.0	-610.0
Minority interest in subsidiaries	-1.8	-2.0	-1.6	-2.5	-2.4
Net other income	35.2	22.3	5.5	13.4	43.5
Earnings before income tax	294.4	388.0	258.0	406.2	406.7
Income tax	-72.3	-120.1	16.4	-148.5	-148.9

Net income	222.1	267.9	274.4	257.7	257.8

2Q11 Results	Page 16 of 17

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II10	III10	IV10	I11	II11

Profitability & performance
Net interest margin	9.5%	11.3%	11.4%	10.2%	10.8%
Net fee income ratio	32.7%	30.7%	32.5%	34.6%	34.9%
Efficiency ratio	61.5%	54.6%	60.1%	54.8%	58.8%
Net fee income as a percentage of adm expenses	53.2%	56.2%	54.1%	63.2%	59.4%
Return on average assets	3.3%	3.8%	3.7%	3.2%	3.1%
Return on average equity	25.6%	28.9%	27.3%	24.1%	24.7%
Liquidity
Loans as a percentage of total deposits	61.2%	62.6%	70.2%	69.7%	76.8%
Liquid assets as a percentage of total deposits	58.8%	54.8%	51.9%	49.2%	42.4%
Capital
Total equity as a percentage of total assets	11.9%	12.1%	12.4%	12.1%	11.4%
Regulatory capital as a percentage of risk weighted assets	27.1%	26.9%	24.7%	24.2%	20.0%
Asset Quality
Allowances over total loans	3.2%	3.0%	3.1%	2.8%	2.5%
Non-performing loans as a percentage of total loans	2.6%	2.4%	2.1%	1.7%	1.6%
Allowances as a percentage of non-performing loans	126.1%	123.1%	148.9%	159.5%	159.8%
Amparos as a percentage of average equity	1.5%	1.4%	1.3%	1.2%	1.2%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II10	III10	IV10	I11	II11

Profitability & performance
Net interest margin	11.2%	11.3%	11.1%	10.2%	10.5%
Net fee income ratio	28.6%	29.3%	30.2%	34.6%	34.8%
Efficiency ratio	53.8%	54.1%	55.8%	54.8%	56.9%
Net fee income as a percentage of adm expenses	53.2%	54.2%	54.2%	63.2%	61.2%
Return on average assets	3.3%	3.4%	3.6%	3.2%	3.1%
Return on average equity	26.8%	27.5%	27.1%	24.1%	24.4%
Liquidity
Loans as a percentage of total deposits	61.2%	62.6%	70.2%	69.7%	76.8%
Liquid assets as a percentage of total deposits	58.8%	54.8%	51.9%	49.2%	42.4%
Capital
Total equity as a percentage of total assets	11.9%	12.1%	12.4%	12.1%	11.4%
Regulatory capital as a percentage of risk weighted assets	27.1%	26.9%	24.7%	24.2%	20.0%
Asset Quality
Allowances over total loans	3.2%	3.0%	3.1%	2.8%	2.5%
Non-performing loans as a percentage of total loans	2.6%	2.4%	2.1%	1.7%	1.6%
Allowances as a percentage of non-performing loans	126.1%	123.1%	148.9%	159.5%	159.8%
Amparos as a percentage of average equity	1.5%	1.5%	1.5%	1.2%	1.2%

2Q11 Results	Page 17 of 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 4, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman